December 5, 2016

Securities and Exchange Commission                            VIA EDGAR
Office of Insurance Products
Attn: Kimberly A. Browning
100 “F” Street NE
Washington, D.C. 20549-8629

Re:     Pre-effective Amendment No. 2 to a registration statement on Form N-6 for Symetra Life Insurance
Company and Symetra Separate Account SL (File No. 811-04909)
File No. 333-213191

Commissioners:

On behalf of Symetra Life Insurance Company ("Symetra Life") and Symetra Separate Account SL (the “Registrant”) we are filing pre-effective amendment number 2 to the Form N-6 registration statement (File Nos. 811-04909/333-213191) (the “Amendment”) via EDGAR.

This Amendment incorporates by reference the Prospectus, Statement of Additional Information and Part C contained in pre-effective amendment No. 1 as filed with the Securities and Exchange Commission on November 18, 2016. Symetra Life and the Registrant represent that all changes in response to staff comments will be incorporated in our 497 filing.

In connection with the above referenced filing and subsequent comments made by the Commission, Symetra Life on behalf of the Separate Account acknowledges that:

•	The Separate Account is responsible for the adequacy and accuracy of the disclosures in the filings;

•
The Staff’s comments or suggested changes to the disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Separate Account may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please direct any questions or comments regarding the Registration Statement to me at (425) 256-8764. Thank you in advance for your assistance in this matter.

Sincerely,

/s/ Michaelanne Ehrenberg

Michaelanne Ehrenberg
Vice President and Associate General Counsel
Symetra Life Insurance Company